UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV
Corporate Taxpayer’s ID (CNPJ/MF) 02.808.708/0001-07
Corporate Registry ID (NIRE) 35.300.157.770

Publicly-held Company

BOARD OF DIRECTORS MEETING AND
CALL NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

ERRATA

On Item (b)(i), concerning the issuance price of 1,813,659 common and 851,980 preferred shares of COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV (“Company”), of both Annex I of the Minutes of the Board of Directors Meeting and Call Notice of the Annual and Extraordinary General Meetings of the Company, both dated as of April 3, 2008 and published on the date hereof, the following sentence “at the issuance price of R$123.30 and R$111.48, respectively” should be read as follows: “at the issuance price of R$111.48 and R$123.30, respectively”.

São Paulo, April 4, 2008

Victório Carlos De Marchi
Co-Chairman of the Board of Directors
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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations

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